JPMORGAN TAX AWARE FUNDS

JPMorgan Tax Aware Large Cap Value Fund
(Select Class Shares)
(a series of JPMorgan Trust I)

Supplement dated August 9, 2006
to the Prospectus dated February 28, 2006

On August 9, 2006, the Board of Trustees adopted a resolution to change the name of the “JPMorgan Tax Aware Large Cap Value Fund” to “JPMorgan Equity Income II Fund” effective September 15, 2006.  In addition, the changes to the investment objective, investment strategy and eligibility qualifications described below are expected to take effect on September 15, 2006.

Please note that the JPMorgan Equity Income II Fund will not be managed in the same tax-sensitive manner.

On the front cover of the Prospectus, the Fund's name is changed to JPMorgan Equity Income II Fund and conforming changes are made throughout the Prospectus.

The section under the heading “The Fund’s Objective” is hereby deleted in its entirety and replaced with the following:

The Fund seeks current income and as a secondary objective, capital appreciation.

The second thru tenth paragraphs under the heading “The Fund’s Main Investment Strategy” are hereby deleted in their entirety and replaced with the following:

The Fund attempts to keep its dividend yield above the Standard & Poor’s 500 Composite Price Index (S&P 500 Index) by investing in common stock of corporations that regularly pay dividends, as well as stocks with favorable long-term fundamental characteristics. The Fund may invest in common stock, preferred stock, REITs, preferred stock convertible to common stock, debt securities, depositary receipts and warrants and rights to buy common stock.  As part of its main investment strategy, the Fund may also invest in convertible bonds. Because yield is the main consideration in selecting securities, the Fund may purchase stocks of companies that are out of favor in the financial community and therefore, are selling below what JPMIM believes to be their long-term investment value.

The Fund may invest in shares of exchange-traded funds (ETFs), affiliated money market funds and other investment companies. An ETF is a registered investment company that seeks to track the performance of a particular market index. These indexes include not only broad-market indexes but more specific indexes as well, including those relating to particular sectors, markets, regions or industries.

Derivatives, which are instruments that have a value based on another instrument, exchange rate or index, may be used as substitutes for securities in which the Fund can invest. The Fund may use futures contracts, options, swaps and other derivatives as tools in the management of portfolio assets. The Fund may use derivatives to hedge various investments, for risk management and to increase the Fund’s income or gain.

The Fund may invest any portion of its Assets that is not in equity securities in high-quality money market instruments and repurchase agreements.

The sentence in the “Frequency of Trading” box is hereby deleted and replaced with the following:

How frequently the Fund buys and sells securities will vary from year to year, depending on market conditions.

The section under the heading “Investment Process” is hereby deleted in its entirety and replaced with the following:

In managing the Fund, the adviser, JPMIM, seeks to invest in undervalued companies with durable franchises, strong management and the ability to grow their intrinsic value per share. Given this approach, the Fund’s investments typically include companies which the adviser believes possess sustainable competitive advantages, healthy balance sheets and management committed to increasing shareholder value. The adviser applies a “bottom-up” approach when constructing the Fund’s portfolio, basing its stock selection on a combination of quantitative screening and fundamental analysis. The Fund’s investments are subject to extensive financial analysis and a disciplined valuation process.

The fifth thru twelfth paragraphs under the heading “The Fund’s Main Investment Risks” are hereby deleted in their entirety and replaced with the following:

Long-term debt securities are more sensitive to interest rate changes than other fixed-income securities.

The market value of convertible securities and other debt securities tends to decline as interest rates increase and increase as interest rates decline.  The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

If the Fund invests in shares of another investment company its shareholders would bear not only their proportionate share of the Fund's expenses, but also similar expenses of the investment company.  The price movement of an investment company that is an ETF may not track the underlying index and may result in a loss.

Repurchase agreements involve some risk to the Fund if the other party does not meet its obligation under the agreement.

The Fund's investments may take the form of depositary receipts, including unsponsored depositary receipts.  Unsponsored depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts.  Unsponsored depositary receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company that issues the underlying securities.

The Fund may use derivatives in connection with its investment strategies.  Derivatives may be riskier than other types of investments because they may be more sensitive to changes in economic or market conditions than other types of investments and could result in losses that significantly exceed the Fund's original investment.  The use of derivatives for hedging purposes, risk management or to increase income or gains may not be successful, resulting in losses to the Fund, and the cost of hedging may reduce the Fund's returns.

The fourth and eighth bullet points in the “Who May Want to Invest” box beneath this heading are hereby deleted.

The first paragraph under “The Fund’s Past Performance” section is hereby deleted and replaced with the following:

This section shows the Fund’s performance record with respect to the Fund’s Select Class Shares.*  The bar chart shows how the performance of the Fund’s shares has varied from year to year over the past ten calendar years. This provides some indication of the risks of investing in the Fund. The table shows the average annual total returns over the past one year, five years and ten years. It compares that performance to the S&P 500 Index, a broad-based securities market index, and the Lipper Equity Income Funds Index.  In the past, the Fund compared its performance to the Russell 1000® Value Index, a broad-based securities market index, and the Lipper Large Cap Value Index, a broad-based index.  The adviser believes that the new Fund benchmarks are more appropriate because they more accurately reflect the Fund’s new investment strategy.

The following rows are added to the “Average Annual Total Returns” table:

AVERAGE ANNUAL TOTAL RETURN (%)
SHOWS PERFORMANCE OVER TIME, FOR PERIODS ENDED DECEMBER 31, 2005

PAST 1 YEAR
PAST 5 YEARS
PAST 10 YEARS
S&P 500 Index^
(Reflects No Deduction for Fees, Expenses or Taxes)
4.91
0.54
9.07

Lipper Equity Income Funds Index^
(Reflects No Deduction for Fees, Expenses or Taxes)
5.80
3.58
8.39

^  Investors cannot invest directly in an index.

All references to the “Tax Aware Large Cap Value Fund” under the heading “Tax Aware Investing” in the Prospectus are hereby deleted.  All references to the “Funds” under this heading shall not include the Fund.

The information contained under the heading “The Portfolio Managers – Tax Aware Large Cap Value Fund” is hereby deleted in its entirety and replaced with the following:

Jonathan Kendrew Llewelyn Simon and Clare Hart are the portfolio managers for the JPMorgan Equity Income II Fund.  Mr. Simon is a Managing Director of JPMIM and has worked with various affiliates of JPMIM since 1980.  Mr. Simon has been a portfolio manager since 1986.  Ms. Hart has worked for JPMIM or one of its affiliates since 1999.

Additional Information Regarding the Changes

Tax Consequences of the JPMorgan Equity Income II Fund:

The Fund may sell some of its current assets in connection with the changes in the Fund's investment objective and strategy.  The changes described above may affect the amount, timing, and character of distributions to shareholders and, therefore, may increase the amount of taxes payable by shareholders.

Revised Eligibility Qualifications for the JPMorgan Equity Income II Fund:

As of the close of business on September 15, 2006, the Fund will be publicly offered on a limited basis.  Investors will not be eligible to purchase shares of the Fund except as described below:

* Shareholders of record as of September 15, 2006, will be able to continue to purchase additional shares of the Fund either through JPMorgan Funds Services or a Financial Intermediary (as defined in the Prospectus) and may continue to reinvest dividends or capital gains distributions from shares owned in the Fund;
* Shareholders of record as of September 15, 2006, will be able to add to their accounts through exchanges from other JPMorgan Funds for shares of the Fund;
* Trusts, fiduciary accounts, investment management and other investment clients of JPMorgan Chase Bank or its affiliates; or
* Wrap program sponsors may open new participant accounts in the Fund and purchase additional shares in existing participant accounts, provided the wrap program sponsor established account(s) with the Fund that are part of a wrap program prior to September 15, 2006.  Other Financial Intermediaries which have selected and offered the Fund as part of an asset allocation model used for client accounts for which such Financial Intermediary has investment discretion may also open new client accounts in the Fund and purchase additional shares in existing client accounts, provided such Financial Intermediary established account(s) with the Fund as part of such Financial Intermediary’s asset allocation model prior to September 15, 2006.

After September 15, 2006, if all shares of the Fund in an existing shareholder's account are voluntarily redeemed or involuntarily redeemed (due to instances when a shareholder does not meet aggregate account balance minimums, as described in the Prospectus), then the shareholder's account will be closed.  Such former Fund shareholders will not be able to buy additional Fund shares nor reopen their account in the Fund.

If, after September 15, 2006, the Fund receives a purchase order directly from an investor who does not currently have an account with the Fund, JPMorgan Funds Services will attempt to contact the investor to determine whether he or she would like to purchase shares of another Fund or would prefer that the investment be refunded.  If JPMorgan Funds Services cannot contact the investor within 30 days, the entire investment will be refunded.

The Fund reserves the right to change these policies at any time.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT
WITH THE PROSPECTUS FOR FUTURE REFERENCE

SUP-TALCV-806